14 January 2011
Mr Wade Baggott
Australian Securities Exchange
Level 8, Exchange Plaza
2 The Esplanade
PERTH  WA  6000

Dear Wade

PRICE AND VOLUME QUERY

We refer to your letter dated 14 January 2011 in which you have requested a response to the following questions with regards to the increased price and volume of trading in the securities of Samson Oil & Gas Limited

We advise :

1.	Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

The Company is not aware of any information concerning it that has not been released.

2.	Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

On 6 January 2011 the Company announced an operations update and also provided advice concerning recent increases in trading volumes and prices of the Company’s ordinary shares which are traded on the Australian Stock Exchange, and its American Depositary Shares, representing twenty ordinary shares, which trade in the U.S on NYSE Amex.  The Company advised of the release in the United States of a research report completed by Enercom Incorporated on the Company’s prospects.  The report was posted to the Company’s website.

The Enercom Incorporated Report appears to have been favourably received in the U.S markets, with the report estimating Samson’s net asset value per share to be significantly greater than current market prices of its shares.

The report also discusses the considerable activity being undertaken by Samson’s competitors in the Denver-Julesburg Basin with respect to the development of the Niobrara Formation, including credible initial production rates, and comments on the prospects for this play becoming an important oil producing unit.

The Directors of Samson believe the Enercom Incorporated report may be responsible for increased investor awareness of the Company’s activities and may have resulted in increased trading volumes and prices of Samson’s American Depository shares and ordinary shares.

3.	Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

We confirm that the Company is in compliance with the Listing Rules and in particular Listing Rule 3.1.

Yours faithfully

For and on Behalf of the Board of
SAMSON OIL & GAS LIMITED

DENIS RAKICH
Company Secretary